VBI Vaccines Inc. (formerly SciVac Therapeutics, Inc.)

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016

On May 6, 2016 SciVac Therapeutics, Inc. changed its name to VBI Vaccines Inc., as further discussed below in “Business Activities”. The following discussion and analysis of the results of operations and financial position of VBI Vaccines Inc. (formerly SciVac Therapeutics Inc.) for the three and nine months ended September 30, 2016 should be read in conjunction with the September 30, 2016 Unaudited Condensed Consolidated Financial Statements (“the Financial Statements”) and the notes thereto.

This document should also be read in conjunction with our “Risk Factors” which begin on page 40 of the Company’s Registration Statement on Form F-4 (File No. 333- 208761), originally filed with the Securities and Exchange Commission (the “Commission”) on December 23, 2015, as amended (the “F-4”).

This Management Discussion and Analysis (“MD&A”) is dated November 9, 2016 and discloses specified information up to that date. The Financial Statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”)

Throughout this report we refer to “VBI”, “SciVac”, the “Company”, “we”, “us”, “our” or “its”. All these terms are used in respect of VBI Vaccines Inc. Additional information relating to the Company is available on SEDAR at www.sedar.com and the Company’s website at www.vbivaccines.com.

All amounts herein are expressed in US dollars in thousands (the Company’s presentation currency) unless otherwise indicated.

Forward Looking Statements

This MD&A contains forward-looking statements that reflect the current view of management with respect to future events and financial performance. Forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those in such forward-looking statements.

When used in this document, words such as ‘estimate’, ‘expect’, ‘anticipate’, ‘believe’, ‘may’, ‘plan’, ‘intend’ and similar expressions are intended to describe forward-looking statements and as such involve inherent risks and uncertainties. Such factors include, among others, the Company’s stage of development, lack of any product revenues, additional capital requirements, risk associated with the completion of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect the Company’s intellectual property, dependence on collaborative partners and the prospects for negotiating additional corporate collaborations or licensing arrangements and their timing. Specifically, certain risks and uncertainties that could cause such actual events or results expressed or implied by such forward-looking statements and information to differ materially from any future events or results expressed or implied by such statements and information include, but are not limited to, the risks and uncertainties that: products that the Company develops may not succeed in preclinical or clinical trials: the Company’s future operating results are uncertain and likely to fluctuate; the Company may not be able to raise additional capital; the Company may not be successful in establishing additional corporate collaborations or licensing arrangements; the Company may not be able to establish marketing and the costs of launching the Company’s products may be greater than anticipated; the Company has no experience in commercial manufacturing; it may face unknown risks related to intellectual property matters; and the Company faces increased competition from pharmaceutical and biotechnology companies.

By their very nature, forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause our actual results, events or developments, or industry results, to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or information. In evaluating these statements, readers should specifically consider various factors, including the risks outlined under the heading “Risk Factors”, which begin on page 40 of the F-4, which is available on the Company’s EDGAR profile at www.sec.gov. Should one or more of these risks or uncertainties or a risk that is not currently known to us materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this MD&A and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. Investors are cautioned that forward-looking statements are not guarantees of future performance and investors are cautioned not to put undue reliance on forward-looking statements due to their inherent uncertainty.

Business Overview and Strategy

VBI is a commercial-stage, biopharmaceutical company developing next generation vaccines to address unmet needs in infectious disease and immuno-oncology. We currently manufacture our product, Sci-B-Vac™, a third generation Hepatitis B (“HBV”) vaccine for adults, children and newborns, which is approved for use in Israel and 14 other countries. Sci-B-Vac™, but has not yet been approved by the U.S. Food and Drug Administration (the “FDA”) or the European Medicines Agency (the “EMA”). In Israel, where more than 500,000 persons have already been vaccinated with our vaccine, Sci-B-Vac™~~.~~ We have sold more than 1.5 million units in Israel since 2009. Certain clinical trials have shown the advantage of Sci-B-Vac™ over GlaxoSmithKline’s Engerix-B®, one of the primary existing HBV vaccines available for the hepatitis B virus, in preventing hepatitis B infection. In addition to a Phase IV trial in Israel to confirm a new in-house reference standard for quality control purposes, which is periodically required, we are currently developing a clinical program to support the approval from the FDA and from the EMA to market Sci-B-Vac™ for commercial sale in the United States and the European Union (the “EU”), respectively. Our wholly-owned subsidiary in Rehovot, Israel, currently manufactures and sells our lead product, Sci-B-Vac™.

Following our acquisition of VBI Vaccines (Delaware) Inc. (“VBI DE”) on May 6, 2016 (see Business Activities), we are developing novel technologies that seek to expand vaccine protection in large, underserved markets. These include an enveloped “Virus Like Particle” or “eVLP” vaccine platform that allows for the design of enveloped virus-like particle vaccines that closely mimic the target viruses. VBI is advancing a pipeline of eVLP vaccines, with lead programs in human cytomegalovirus (“CMV”), an infection that, while common, can lead to serious complications in babies and people with weak immune systems, and glioblastoma multiforme (“GBM”), which is a form of brain cancer. In June 2016, the Company began enrolling patients into a Phase I clinical trial of its CMV vaccine candidate. The Company is also advancing its LPV™ Thermostability Platform, a proprietary formulation and process that allows vaccines and biologics to preserve stability, potency, and safety.

We may also seek to in-license clinical-stage vaccines that we believe complement our product portfolio, in addition to technologies that may supplement our therapeutic vaccination efforts in immune-oncology.

The Company operates in one segment and therefore segment information is not presented.

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Overall Performance

The Company had net losses of approximately $14,794 and $22,021 for the nine months ended September 30, 2016 and 2015, respectively. The Company has an accumulated deficit of $96,569 as of September 30, 2016. The Company had $16,715 of cash at September 30, 2016 and net working capital of approximately $9,768.

Our net cash used in operating activities was approximately $10,569 and $5,081 for the nine months ended September 30, 2016 and 2015, respectively, an increase of approximately $5,488. Our net cash used in operating activities for the nine months ended September 30, 2016 resulted primarily from our net loss of approximately $14,794, net changes in working capital of $1,968, non-cash charges of $1,808, which includes stock based compensation as well as $440 of depreciation and amortization.

Our net cash provided by investing activities was approximately $1,600 and used $20,107 for the nine months ended September 30, 2016 and 2015, respectively. Our net cash provided by investing activities for the nine months ended September 30, 2016 resulted primarly from the $2,126 cash acquired from the Merger which was offset by the $311 used for purchases of equipment and $215 used for long-term deposits required for the purchase of run-off insurance as a result of the Merger. In the prior nine months ended September 30, 2015, $20,444 was received in cash from the Levon Transaction which was offset by the $359 used for purchases of equipment.

Our net cash provided by financing activities was approximately $13,235 and $550 for the nine months ended September 30, 2016 and 2015, respectively. The cash provided by financing activities over the nine months ended September 30, 2016 was primarily related to the $13,610 in net proceeds received from a private placement which was offset by $375 repayment of long-term debt; whereas in the nine months ended September 30, 2015the loans received, net of repayment related to the Levon Transaction result in net proceeds of $550.

Summary Financial Information:

	Q3 2016	Q2 2016	Q1 2016	Q4 2015	Q3 2015	Q2 2015	Q1 2015	Q4 2014
Revenues	$281	$82	$48	$-	$104	$438	$423	$1,136
Loss from continuing operations	$(7,740)	$(5,882)	$(2,563)	$(3,808)	$(17,131)	$(1,642)	$(1,178)	$(610)
Per-share and diluted per-share basis	$(0.21)	$(0.21)	$(0.14)	$(0.20)	$(0.95)	$(0.24)	$(0.17)	$(0.09)
Net loss	$(7,299)	$(6,416)	$(1,079)	$(4,172)	$(19,148)	$(1,039)	$(1,834)	$(1,023)
Per-share and diluted per-share basis	$(0.20)	$(0.23)	$(0.06)	$(0.22)	$(1.07)	$(0.15)	$(0.27)	$(0.15)
Weighted average number of shares outstanding – basic and diluted	36,150,936	27,618,730	18,914,986	18,914,986	17,973,550	6,810,818	6,810,818	6,810,818

The past two years have included two significant transactions, namely the Levon Transaction in Q3 2015 and more recently the acquisition of VBI DE in Q2 2016 (see Business Activities). The Company has incurred significant legal, professional, listing and other transaction related fees and expenses over multiple quarters especially in the quarter the respective transactions closed and the immediately preceding quarters(s). In addition, $13,498 of R&D costs were recorded in Q3 2015, related to the DNASE technology which was contemporaneously acquired in the Levon Transaction. Pursuant to ASC 730, the costs related to an R&D project and were recorded as an R&D expense on the consolidated statement of loss and comprehensive loss.

Foreign exchanges gains and losses resulting from the fluctuating foreign exchange rates largely accounted for the changes in the net loss compared to the loss from continuing operations.

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Business Activities

General

At present, the Company’s operations are focused on:

●	Manufacturing and sale of Sci-B-Vac™ in territories where it is currently registered.

●	Continuing the Phase IV trial in Israel as described below.

●	Preparing for Sci-B-Vac™ clinical trials to support various marketing authorizations in the U.S., Canada and Europe.

●	Providing contracted services, primarily to customers in the pharmaceutical and biotechnology sectors.

●	Conducting human proof-of-concept clinical trials with our CMV vaccine candidate

●	Continuing pre-clinical development of our GBM vaccine candidate

●	Continuing the research and development of our product candidates, including the exploration and development of new product candidates.

●	Scaling-up manufacturing capabilities to commercialize products and dose forms for which we may obtain regulatory approval.

●	Adding operational, financial and management information systems and human resources support, including additional personnel to support our vaccine development.

●	Maintaining, expanding and protecting our intellectual property portfolio.

Regulatory and Quality Control

In November 2015, we initiated a Phase IV trial entitled: “an open label, single arm, single center clinical study in healthy subjects to qualify an in-house reference standard batch of Sci-B-Vac™”. The primary goal of the study is to qualify the new in-house reference standard vaccine for routine quality control purposes, in compliance with the European Pharmacopeia and the Israeli Ministry of Health. We anticipate the trial will be completed during the second quarter of 2017. An interim analysis was performed during the three months ended September 30, 2016 and is currently in the final stages of a quality and assurance review.

R&D Services

Pursuant to an agreement with the Office of the Chief Scientist in Israel, the Company is required to make services available for the biotechnology industry in Israel. These services include relevant activities for development and manufacturing of therapeutic proteins according to international standards and cGMP quality level suitable for toxicological studies in animals and clinical studies (Phase I & II) in humans. Service activities include analytics/bio analytics methods for development and process development of therapeutic proteins starting with a lead candidate clone through the upstream, purification, formulation and filling processes and manufacturing for Phase I & II clinical trials.

These R&D services are primarily marketed to Israeli research community in academia and biotechnology companies in the life sciences in Israel lacking the infrastructure or experience in the development and production of therapeutic proteins in the standards and quality required for clinical trials for human use. In the nine months of 2016 and 2015 the Company provided services to more than 10 biotech companies including analytical development, upstream development process, protein purification and formulation and filling for Phase I clinical studies.

Consummation of Merger

On May 6, 2016, the Company completed its previously disclosed acquisition (the “Merger”) of VBI Vaccines (Delaware) Inc., a Delaware corporation (“VBI DE”). The operations of the Company include those of VBI DE as of the May 6, 2016 acquisition date.

Name Change and Exchange Listings

On the Closing Date, the Company changed its name to “VBI Vaccines Inc.” and received approval for the listing of its common shares on the Nasdaq Capital Market.

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The Company’s common shares commenced trading on the Nasdaq Capital Market at the opening of trading on May 9, 2016 under the Company’s new name and ticker symbol VBIV.

Following the Merger, the Company’s common shares began to trade on the TSX under its new symbol, “VBV”.

Officers and Directors

In connection with the consummation of the Merger and pursuant to the terms of the Merger Agreement, each of Dr. Curtis A. Lockshin, Dmitry Genkin, Kate Inman, David Rector and Craig Edelstein resigned from the Company’s board of directors (the “Board”) and any committees of the Board on which he or she served. Additionally, Dr. Curtis A. Lockshin resigned from his position as Chief Executive Officer. In accordance with the Company’s governing documents, the Board appointed Jeff Baxter, Steven Gillis, Scott Requadt, Michel De Wilde and Sam Chawla to fill the Board vacancies left by the resigning directors. Consequently, the Board is currently composed of seven members: Jeff Baxter, Steven Gillis, Scott Requadt, Michel De Wilde and Sam Chawla; and Adam Logal and Steven D. Rubin.

Also in connection with the Merger, the Board appointed Jeff Baxter to serve as President and Chief Executive Officer, David E. Anderson, Ph.D, as Chief Scientific Officer and Dr. Curtis A. Lockshin, as Chief Technology Officer. Mr. James J. Martin continued to serve as Chief Financial Officer during an interim period until Egidio Nascimento, the former Chief Financial Officer of VBI DE was appointed as Chief Financial Officer of the Company on September 23, 2016.

Biographical information for Mr. Nascimento is as follows:

Egidio Nascimento, - Chief Financial Officer

Mr. Nascimento was appoint as Chief Financial Officer of the Company on September 23, 2016. Prior to that position he served as Chief Financial Officer since December 2006 and Chief Financial Officer of VBI DE since May 2014 through May 6, 2016 and Group Financial Controller of the Company from May 6, 2016 through September 23, 2016. He previously worked as Vice President of Finance at Genome Canada and as CFO of two start-up companies. Subsequent to starting and managing a new and emerging business group in Ottawa, Ontario he has focused his career on managing and securing financing for leading-edge technology and biotechnology companies. During his career, he has played a key role in helping six companies raise over CAD $220 million in capital. Mr. Nascimento is a Chartered Professional Accountant (CPA) and Chartered Accountant (CA) and holds a Bachelor of Commerce degree from the University of Ottawa, Canada.

For biographical information regarding each of the Company’s other current directors and officers, please refer to the information included under the heading “SciVac Management Following the Merger” contained in the F-4, which biographical information is incorporated herein by reference.

New Principal Executive Offices

As of the Effective Time, the Company relocated its principal executive offices from Gad Feinstein Rd. POB 580, Rehovot, Israel 7610303, to 222 Third Street, Suite 2241, Cambridge, Massachusetts 02142.

Review of Operating Results (in thousands)

Revenues:

For the three months ended September 30,

	2016 $	2015 $	$ Change	% Change
Net Products Revenues	$75	$21	$54	257%
Services Revenues	41	83	(42)	(51)%
Collaboration Revenues	165	-	165	n/a
Total Revenues	$281	$104	$177	170%

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Net products revenue for the three months ended September 30, 2016 was $75 as compared to $ 21 for the three months ended September 30, 2015. The net products revenue increase of $54, or 257%, was the result of a gradual return to product sales after a temporary slowdown during the first half of 2016 for maintenance and construction. Furthermore, there was a recall of certain batches of the Company’s Sci-B-VacTM product in July 2015 as a precaution resulting in reduced sales during the nine months ended September 30, 2015. The recall was related to a problem with the vials used in the fill-finish process and not related to the quality of the vaccine.

Services revenue for the three months ended September 30, 2016 was $41, as compared to $83 for the three months ended September 30, 2015. The services revenue decrease of $42, or 51%, was primarily a result of the completion of a small service project during the three months ended September 30, 2016. Services revenue is primarily project based and therefore may vary from period to period. Furthermore, services are made available for the biotechnology industry in Israel pursuant to an agreement with the Office of the Chief Scientist in Israel and ancillary to the core vaccine development and manufacturing focus, as a result the Company does not establish milestones related to service revenues.

Collaboration revenue may vary from period to period depending on terms and milestones of each individual research collaboration. For the three months ended September 30, 2016, collaboration revenue was $165 compared to $0 in for the three months ended September 30, 2015. The collaboration revenues increase of $165 related to the advancement of two research collaborations: one with GlaxoSmithKline Biologicals SA (“GSK”) and the other with Sanofi Vaccines Technologies S.A.S. (“Sanofi”) both to evaluate VBI’s LPV™ Platform. During the three months ended September 30, 2015, only one of the collaborations had been initiated and as result no revenues were recognized during the prior period.

Total revenue for the three months ended September 30, 2016 was $281, as compared to $177 for the three months ended September 30, 2015.

For the nine months ended September 30,

	2016 $	2015 $	$ Change	% Change
Net Products Revenues	$79	$353	$(274)	(78)%
Services Revenues	135	612	(477)	(78)%
Collaboration Revenues	197	-	197	n/a
Total Revenues	$411	965	$(554)	(57)%

Net Products revenue for the nine months ended September 30, 2016 was $79 as compared to $ 353 for the nine months ended September 30, 2015. The products revenue decrease of $274, or 78%, was the result of a partial shutdown of production during the first quarter of 2016 for maintenance and construction and the recall of certain batches as described above. Production was fully restored during the second quarter of 2016 and the company recommenced releasing batches of the Company’s Sci-B-VacTM product to market in July 2016.

Services revenue for the nine months ended September 30, 2016 was $135, as compared to $612 for the nine months ended September 30, 2015. The services revenue decrease of $477, or 78%, was primarily a result of the completion of small projects during the nine months ended September 30, 2016 compared to two large service projects during the nine months ended September 30, 2015. As noted above, services revenue is primarily project based and therefore may vary from period to period and ancillary to the Company’s focus on vaccine development and manufacturing, as a result the Company does not establish milestones related to service revenues.

Collaboration revenue for the nine months ended September 30, 2016 was $197 compared to $0 in for the nine months ended September 30, 2015. The collaboration revenue increase of $197 was primarily the result of a new research collaborations with GSK and Sanofi as described above to evaluate VBI’s LPV™ Platform. At September 30, 2016, the projects were substantially complete, whereas in the prior period only one had been initiated and as a result no revenue had been recognized in the prior period.

Total revenue for the nine months ended September 30, 2016 was $411, as compared to $965 for the nine months ended September 30, 2015.

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Revenue by Geographic Region

For the three months ended September 30,

	2016 $	2015 $	$ Change	% Change
Revenue in Israel	$116	$47	$69	147%
Revenue in Europe	165	57	108	189%
Total Revenue	$281	$104	$177	170%

Revenue in Israel for the three months ended September 30, 2016 was $116 as compared to $47 for the three months ended September 30, 2015. The revenue in Israel increase by $69 or 147% mainly from the increase in product revenue resulting from the return to production as described above.

Revenue in Europe for the three months ended September 30, 2016 was $165 as compared to $57 for the three months ended September 30, 2015. The revenue in Europe increased by $108 or 189% primarily related to the advancement of the two research collaborations with the European whereas the revenue during the nine months ended September 30, 2015 was from the completion of smaller services-based projects.

For the nine months ended September 30,

	2016 $	2015 $	$ Change	% Change
Revenue in Israel	$206	$544	$(338)	(62)%
Revenue in Asia	4	9	(5)	(56)%
Revenue in Europe	201	412	(211)	(51)%
Total Revenue	$411	$965	$(554)	(57)%

Revenue in Israel for the nine months ended September 30, 2016 was $206 as compared to $544 for the nine months ended September 30, 2015. The revenue in Israel decreased by $338 or 62% mainly from a decrease in product revenue as a result of manufacturing being partially shut down prior to manufacturing being fully restored during the second quarter of 2016 as well as the recall of certain batches, as described above.

Revenue in Asia for the nine months ended September 30, 2016 was $4 as compared to $9 for the nine months ended September 30, 2015. The revenue in Asia decreased by $5 as a result of product sales.

Revenue in Europe for the nine months ended September 30, 2016 was $201 as compared to $412 for the nine months ended September 30, 2015. Although there was increased collaboration revenue from European partners during the nine months ended September 2016, there was significantly more revenue in Europe from the completion of two large service projects during the nine months ended September 30, 2015.

Cost of revenues:

For the three months ended September 30,

	2016 $	2015 $	$ Change	% Change
Cost of Revenues	$1,501	$876	$625	71%

Cost of revenues for the three months ended September 30, 2016 was $1,501 as compared to $876 for the three months ended September 30, 2015. The cost of revenues increase of $625, or 71%, resulted from an increase in production activities as the manufacturing in Israel returned to production after a partial shutdown during the second quarter of 2016 for maintenance and construction. During the three months ended September 30, 2016, the Company also recorded a provision of approximately $321 for excess raw materials in inventory which are no longer expected to be used in the manufacturing process.

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For the nine months ended September 30,

	2016 $	2015 $	$ Change	% Change
Cost of Revenues	$2,581	$2,603	$(22)	(0.8)%

Cost of revenues for the nine months ended September 30, 2016 was $2,581 as compared to $2,603 for the nine months ended September 30, 2015. The decrease in the cost of revenues of $22, or 0.8%, was a result of a decrease of production activities as a result of a partial shutdown of manufacturing during the first half of 2016 for maintenance and construction which was offset by a provision of approximately $321 for some excess raw materials in inventory which are no longer expected to be used in the manufacturing process.

General, Administrative and Selling expense:

For the three months ended September 30,

	2016 $	2015 $	$ Change	% Change
General, Administrative and Selling Expense	$3,149	$2,739	$410	15%

General, Administrative and Selling, or GA&S, expense for the three months ended September 30, 2016 was $3,149, as compared to $2,739 for the three months ended September 30, 2015. The GA&S expense increase of $410, or 15%, was primarily a result of additional operating costs in VBI DE for the full third quarter of 2016. These costs included salaries, facilities related costs, administrative, legal and professional fees as well as share-based compensation expenses related to the issuance of options and restricted shares. These increased costs were offset by a reduction in professional and transaction related costs arising from the Levon Resources Ltd. (“Levon”) transaction that closed July 9, 2015.

For the nine months ended September 30,

	2016 $	2015 $	$ Change	% Change
General, Administrative and Selling Expense	$8,267	$4,467	$3,800	85%

GA&S, expense for nine months ended September 30, 2016 was $8,267 as compared to $4,467 for the nine months ended September 30, 2015. The GA&S expense increase of $3,800 or 85%, was primarily a result of additional $1,625 operating costs in VBI DE since the Merger. These costs included salaries, facilities related costs, administrative, legal and professional fees. In addition, subsequent to the Merger there was share-based compensation expenses which included $1,128 of costs related to the issuance of options and restricted shares compared to $0 in the nine months ended September 30, 2015. In addition, there were additional professional and transaction related costs incurred by the Company related to the Merger which were partially offset by professional and transaction fees arising from the Levon transaction that closed July 9, 2015 (the “Levon Transaction”).

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Research and Development expense:

For the three months ended September 30

	2016 $	2015 $	$ Change	% Change
Research and Development	$3,371	$13,620	$(10,249)	(75)%

Research and Development, or R&D, expenses for the three months ended September 30, 2016 were $3,371 as compared to $13,620 for the three months ended September 30, 2015. The R&D expense decrease of $10,249 or 75% was primarily the result of $13,498 in costs related to the DNASE technology that was acquired in the Levon Transaction, as well as costs related to the Phase IV clinical trial that was initiated in November 2015. These one-time costs incurred in the prior year were partially offset by the R&D expenses incurred by VBI DE for the full third quarter of 2016. These VBI DE costs included R&D salaries, contractors, consumables, license and patent related fees and share-based compensation expenses related to the issuance of options and restricted shares.

For the nine months ended September 30,

	2016 $	2015 $	$ Change	% Change
Research and Development	$5,748	$13,846	$(8,098)	(58)%

R&D expenses for the nine months ended September 30, 2016 were $5,748 as compared to $13,846 for the nine months ended September 30, 2015. The R&D expense decrease of $8,098 or 58% was primarily the result of the $13,498 in costs related to the DNASE technology described above as well as costs related to the Phase IV clinical trial that was initiated in November 2015. This one time cost incurred in the prior year was partially offset by the R&D expenses incurred by VBI DE since the Merger. These costs included R&D salaries, contractors, consumables, license and patent related fees and well as a $616 share-based compensation expense related to the issuance of options and restricted shares.

Interest expense and foreign exchange (gain) loss:

For the three months ended September 30,

	2016 $	2015 $	$ Change	% Change
Interest Expense	$62	$374	$(312)	(83)%
Foreign Exchange (Gain) Loss	(503)	1,643	(2,146)	(131)%

The interest expense decrease of $312 was primarily a result of the deemed interest of certain related party loans that were held in SciVac Ltd., the Company’s Israel based subsidiary (“SciVac Israel”), prior to the Levon Transaction. The loans and capital notes were exchanged for common shares of the Company, as part of the Levon Transaction. This reduction was partially offset by the interest paid on the long-term debt acquired as part of the Merger.

The foreign exchange gain of $503, as compared to a foreign exchange loss in the 2015 period of $1,643, is the result of the a fluctuation of the foreign currency exchange rate of the Canadian dollar (“CAD”) and the New Israeli Shekel (“NIS”) as compared to the U.S. dollar.

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For the nine months ended September 30,

	2016 $	2015 $	$ Change	% Change
Interest Expense	$90	$1,112	$(1,022)	(92)%
Foreign Exchange (Gain) Loss	(1,481)	1,089	$(2,570)	(236)%

The interest expense decrease of $1,022 is a result of the deemed interest of certain previously outstanding related party loans that were held in SciVac Israel prior to the Levon Transaction. The loans and capital notes were exchanged for common shares of the Company, as part of the Levon Transaction.

The foreign exchange gain of $1,481 as compared to a foreign exchange loss in the 2015 period of $1,089, is the result of the a fluctuation in the foreign currency exchange rate of the Canadian dollar (“CAD”) and the New Israeli Shekel (“NIS”) as compared to the U.S. dollar.

Liquidity, Capital Resources and Going Concern

	September 30, 2016 $	December 31, 2015 $	$ Change	% Change
Cash and Cash Equivalents	$16,715	$12,476	$4,239	34%
Current Assets	18,699	14,522	4,177	29%
Current Liabilities	8,931	2,929	6,002	205%
Working Capital	9,768	11,593	(1,825)	(16)%
Accumulated Deficit	(96,569)	(81,775)	(14,794)	18%

As at September 30, 2016, we had cash and cash equivalents of $16,715, as compared to $12,476 as at December 31, 2015. As at September 30, 2016, the Company had working capital of $9,768 as compared to working capital of $11,593 at December 31, 2015. Working capital is calculated by subtracting current liabilities from current assets.

Based upon our current cash position and by monitoring our discretionary expenditures, we anticipate that we will be able to fund operations through the remainder of 2016. We base this belief on assumptions that are subject to change, and we may be required to use our available cash resources sooner than we currently expect. Beyond this year, the Company expects a need to raise additional funds in order to continue its ongoing development programs. The additional funds may be in the form of additional debt, equity or a combination of both and may require that additional warrants be issued.

On June 20, 2016, the Company closed an equity private placement (the “Private Placement”). Under the terms of the financing, the Company sold an aggregate of 3,269,688 of its common shares at a price of approximately $4.16 per share for total gross proceeds of approximately $13.7 million. As previously disclosed, the Company has and will continue to use the proceeds of the Private Placement for working capital and general corporate purposes, including the continued development of its growing vaccine pipeline. The securities sold in the Private Placement have not been registered under the Securities Act of 1933, as amended, and may not be resold absent registration under or exemption from such Act.

The Company currently has an effective shelf Registration Statement on Form F-3 (File No. 333- 212651) on file with the SEC, which was filed to register up to $150 million in any combination of common shares, warrants, or units, for future financing transactions. As of November 9, 2016 the Company has the full $150 million available for future financings under such shelf registration statement.

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Our actual future capital requirements will depend on many factors, including the progress and results of our clinical trials, the duration and cost of discovery and preclinical development, laboratory testing and clinical trials for our products, the timing and outcome of regulatory review of our products, product sales outside of Israel, the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims and other intellectual property rights, the number and development requirements of other product candidates that we pursue and the costs of commercialization activities, including product marketing, sales and distribution.

The Company will require significant additional funds to conduct clinical and non-clinical trials, achieve regulatory approvals, and, subject to such approvals, commercially launch its products.

If adequate funds are not available, in order to continue operations the Company may be required to delay, reduce the scope of or eliminate our research and development programs, reduce our planned commercialization efforts or obtain funds through arrangements with collaborators or others that may require us to relinquish rights to certain product candidates that we might otherwise seek to develop or commercialize independently.

We may need to finance our future cash needs through public or private equity offerings, debt financings or corporate collaboration and licensing arrangements. Although we are pursuing different opportunities, we currently do not have any signed commitments for future external funding. We may need to raise additional funds more quickly if one or more of our assumptions prove to be incorrect or if we choose to expand our product development efforts more rapidly than we presently anticipate. We may also decide to raise additional funds even before we need them if the conditions for raising capital are favorable. The sale of additional equity or debt securities will likely result in dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could also result in covenants that would restrict our operations. Additional equity or debt financing, grants or corporate collaboration and licensing arrangements may not be available on acceptable terms, if at all. If adequate funds are not available, we may be required to delay, reduce the scope of or eliminate our R&D programs, reduce our planned commercialization efforts or obtain funds through arrangements with collaborators or others that may require us to relinquish rights to certain product candidates that we might otherwise seek to develop or commercialize independently.

The matters described above raise substantial uncertainty about the Company’s ability to continue as a going concern. The Company plans to finance future operations with a combination of existing cash reserves, proceeds from the issuance of equity securities, the issuance of additional debt, and revenues from potential collaborations, if any. The accompanying financial statements have been prepared assuming that the Company will continue as a going concern; however, the above conditions raise substantial doubt about the Company’s ability to do so. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result should the Company be unable to continue as a going concern.

To the extent we raise additional capital by issuing equity securities or obtaining borrowings convertible into equity, ownership dilution to existing stockholders will result and future investors may be granted rights superior to those of existing stockholders. The incurrence of indebtedness or debt financing would result in increased fixed obligations and could also result in covenants that would restrict our operations. Our ability to obtain additional capital may depend on prevailing economic conditions and financial, business and other factors beyond our control. The unstable economic environment in EU, the US elections and disruptions in the U.S. and global financial markets may adversely impact the availability and cost of credit, as well as our ability to raise money in the capital markets. Current economic conditions have been, and continue to be volatile. Continued instability in these market conditions may limit our ability to access the capital necessary to fund and grow our business.

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The following table summarizes our contractual obligations as of September 30, 2016:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Debt, including interest	$2,173	$2,173	$-	$-	$-
Operating leases	3,051	178 (1)	1,345	1,078	450
Total Contractual Obligations	$5,224	$2,351	$1,345	$1,078	$450

(1) Represents the remaining payments for the year ended December 31, 2016.

Off-Balance Sheet Arrangements

The Company has no material off balance sheet arrangements that have or are reasonably likely to have, a current or future effect on our results of operations or financial condition.

Commitment and Contingencies

Leases

The remaining minimum annual lease commitments relating to this premise during the next five years are as follows.

See Note 13 to the condensed consolidated financial statements for further discussion.

2016 – remaining	$178
2017	693
2018	652
2019	652
2020	426
Thereafter	450
$3,051

Legal Proceedings

On August 2, 2015, the Company was served with a Motion to Approve a Class Action (the “Motion”) filed by a minor represented by his father. The Motion and underlying claim was filed in response to the recall of Sci-B-Vac, per the notice published on July 29, 2015 by the Israeli Ministry of Health. The Company then notified its insurance broker. The Company has agreed with the plaintiff for a settlement in the amount of NIS 75,000 which the Company expects to be fully covered by its insurance policy. The plaintiff filed a motion to withdraw the Motion and underlying claim on April 19, 2016. This motion to withdraw and the above-mentioned amount are subject to the approval of the court. On May 3, 2016, the court responded, requiring the plaintiff to provide further details for the settlement within 7 days. The plaintiff’s attorney filed the details for the fees. However, the court did not accept the plaintiff’s explanations and dismissed the request for payment, in its entirety. The court did grant the withdrawal of the Motion to Approve the Class Action, ordered the abatement of the lawsuit and dismissed the request to approve the class action.

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Other

In April 2013, SciVac Israel entered into a Development and Manufacturing Agreement (“DMA”) with Kevelt AS (“Kevelt”), a company incorporated under the laws of Estonia and a wholly owned subsidiary of Open Joint Stock Company Pharmsynthez (“Pharmsynthez”), pursuant to which SciVac Israel agreed to develop the manufacturing process for the production of clinical and commercial quantities of certain materials in drug substance form. On July 30, 2016 we received a letter of termination from Kevelt. SciVac Israel has evaluated the DMA with respect to the termination and has proposed a settlement to Kevelt of approximately $800. SciVac Israel is awaiting a response from Kevelt.

SciVac Israel entered into a services agreement with OPKO Biologics Ltd. (“OPKO Bio”), a wholly-owned subsidiary of OPKO Health, Inc., a related party shareholder of the Company, dated as of March 15, 2015 which was amended January 25, 2016, pursuant to which SciVac agreed to provide certain aseptic process filling services to OPKO Bio. The terms of the service agreements are based on market rates and comparable to other non-related party service agreements.

	Three months ended September 30		Nine months ended September 30
	2016	2015	2016	2015
Services revenues from related parties:
OPKO Bio	$4	$3	$12	$140
Kevelt	-	55	-	128
	$4	$58	$12	$268

	As at September 30, 2016	As at December 31, 2015
Deferred revenue from related parties:
OPKO Bio	$35	$-
Kevelt	-	2,493
Pharmsynthez	-	468
	$35	$2,961

Subsequent to the Merger on May 6, 2016, Kevelt and Pharmsynthez are no longer considered related parties.

Significant Accounting Judgements and Estimates

Preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from the estimates made. We continually evaluate estimates used in the preparation of the consolidated financial statements for reasonableness. Appropriate adjustments, if any, to the estimates used are made prospectively based upon such periodic evaluation. The significant areas of estimation include determining the deferred tax valuation allowance, the estimated lives of property and equipment and intangible assets, the inputs in determining the fair value of equity based awards and the values ascribed to assets acquired and liabilities assumed in the business combination.

In particular, significant judgments made by management in the application of U.S. GAAP during the preparation of the consolidated financial statements and estimates with a risk of material adjustment include:

Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

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Deprecation for property and equipment

Depreciation expense is allocated based on assumed asset lives. Should the asset life or depreciation rates differ from the initial estimate, an adjustment would be made in the consolidated statements of operations and comprehensive loss.

Contingencies

By their nature, contingencies will only be resolved when one or more uncertain future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.

Intangible assets – useful lives

Following initial recognition, the Company carries the value of intangible assets at cost less accumulated amortization and any accumulated impairment losses. Amortization is recorded on the straight-line basis based upon management’s estimate of the useful life and residual value. The estimates are reviewed at least annually and are updated if expectations change as a result of, but not limited to, the following: the expected usage of the asset by the Company, typical product life cycles for similar assets, changes in market demand for the asset’s associated products, technical or technological obsolescence, expected actions by competitors or potential competitors, the Company’s ability and intention to maintain the asset in good standing, the period of control of the asset or changes thereto, and any relevant expiry dates for the asset. A change in the useful life or residual value will impact the reported carrying value of the intangible assets resulting in a change in related amortization expense.

Allowance for doubtful accounts, deposits and inventory

The Company provides a specific allowance for doubtful debts and deposits, which in management’s opinion adequately reflects the estimated losses resulting from account receivables or deposits for which the collection or recovery is not reasonably probable. Doubtful debts or deposits, which according to Company’s management assessment are unlikely to be collected or deposits returned to the Company, are provided for in the Company’s books, based on a management’s best estimates ~~resolution~~. Management’s determination of the adequacy of the provision is based on an evaluation of the risk by considering the available information on the financial position of the debtors, the volume of their business, the age of the receivables or deposits balance, an evaluation of the security received from them, if any, and past experience.

Similarly, the Company provides a specific provision for inventory, which in management’s opinion adequately reflects the estimated losses resulting from costs included in inventory for which recovery is not likely. The provision is based on management’s best estimate of expected sales forecasts or utilization of materials in the manufacturing process. Management’s determination of the adequacy of the provision is based, inter alia, on an evaluation of the risk by considering the available information with respect to sales and manufacturing forecasts and estimates and the probability of distributors meeting their sales forecast as well as past experience.

While management believes that these judgments and estimates are reasonable, actual results could differ from those estimates and could impact future results of comprehensive income and cash flows. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods. During the three months ended September 30, 2016, the Company recorded a provision of $321 for raw materials and a provision for $79 of deposits that in its opinion it would be unlikely to recover.

Financial Instruments

Fair value

Accounting guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability (the exit price) in an orderly transaction between market participants at the measurement date. The accounting guidance outlines a valuation framework and creates a fair value hierarchy in order to increase the consistency and comparability of fair value measurements and the related disclosures. In determining fair value, the Company uses quoted prices and observable inputs. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from independent sources.

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The fair value hierarchy is broken down into three levels based on the source of inputs as follows:

Level 1 — Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 — Valuations based on observable inputs and quoted prices in active markets for similar assets and liabilities.

Level 3 — Valuations based on inputs that are unobservable and models that are significant to the overall fair value measurement.

Financial instruments recognized in the consolidated balance sheet consist of cash and cash equivalents, investment tax credits, receivables and government receivables, accounts payable and accrued liabilities. The Company believes that the carrying value of its current financial instruments approximates their fair values due to the short-term nature of these instruments. The Company does not hold any derivative financial instruments.

Money market funds are highly liquid investments. The pricing information on these investment instruments is readily available and can be independently validated as of the measurement date. This approach results in the classification of these securities as Level 1 of the fair value hierarchy. The Company has not experienced any losses relating to such accounts and believes it is not exposed to a significant credit risk on its cash and cash equivalents. The carrying value of cash and cash equivalents approximates their fair value based on their short-term maturities.

At September 30, 2016 and December 31, 2015, the fair value of our outstanding debt is estimated to be approximately $1,971 and $0, respectively.

In determining the fair value of the long-term debt, which consists of level 3 inputs, as of September 30, 2016, the Company used the following assumptions:

	September 30, 2016	December 31, 2015
Long-term debt:
Interest rate	12.0%	-
Discount rate	13.7%	-
Expected time to payment in months	11	-

Financial instruments whose carrying value approximates fair value

Cash and cash equivalents, trade accounts receivable and accounts payable are financial instruments whose fair value approximates their carrying value due to their short-term maturity.

Market and Foreign exchange risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices, will affect the Company’s income or valuation of its financial instruments. We operate globally and, as such, we are subject to foreign exchange risk. Foreign exchange risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is exposed to financial risk related to fluctuation of foreign exchange rates. Foreign currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than the NIS in Israel or CAD in Canada, which is primarily composed of US$ denominated expenses for research and development and certain consultants. The Company believes that the results of operations, financial position and cash flows would be affected by a sudden change in foreign exchange rates, but would not impair or enhance its ability to pay its US$ expenses.

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Credit risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist principally of cash, and trade accounts receivable. We place our cash primarily in investment and commercial checking accounts some of which are held in local currencies. Commercial bank balances may from time to time exceed federal insurance limits.

Company’s concentration of credit risk, and maximum exposure thereto, is as follows (expressed in U.S. dollars):

	September 30, 2016	December 31, 2015

Cash and cash equivalents held at major financial institutions in:
Canada	$13,561	$11,979
U.S	2,021	29
Israel	1,133	468
Total (as presented in the Financial Position)	$16,715	$12,476

The cash held in foreign currency was translated to USD at the respective period end rates and as a result are subject to foreign currency risk.

Interest rate risk

The Company is subject to interest rate risk on its cash and cash equivalents and believes that the results of operations, financial position and cash flows would not be significantly affected by a sudden change in market interest rates. The only financial instruments that expose the Company to interest rate risk are its cash and cash equivalents.

As of September 30, 2016, cash held in savings accounts was approximately $4,295. The interest rates range from 0.0% to 0.5%.

Risk factors

The Company is also subject to certain risk factors set out under the heading “Risk Factors”, which begin on page 40 of the Company’s F-4.

OUTSTANDING SHARE DATA

The following is the Company’s outstanding share data as of September 30, 2016.

Common Shares: The Company has 36,380,357 common shares issued and outstanding.

Stock Options and Restricted Share Units: The Company has 2,766,186 common shares underlying stock options and restricted share units outstanding.

Warrants: The Company has 363,771 common shares underlying stock warrants outstanding.

Changes in Accounting Policies including Initial Adoption

During the 2016 fiscal year, the Company changed its accounting from IFRS to U.S. GAAP. The transition was made retrospectively for all periods presented. The change to U.S. GAAP included the adoption of any relevant accounting pronouncements effective for the fiscal years ended prior to January 1, 2016.

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The Company identified the following differences between IFRS and U.S. GAAP:

a)	Acquisition of an IPR&D

On July 9,2015, the Company completed a license agreement (the “CLS License Agreement”) with CLS Therapeutics Limited, a Guernsey company (“CLS”), pursuant to which CLS has granted to the Company, an exclusive, worldwide, perpetual and fully paid-up license (including the right to a sublicense) to all of CLS’ patents, know-how and related improvements with respect to the Deoxyribonuclease enzyme (“DNASE”), including the exclusive right to research, develop, manufacture, have manufactured, use, sell, offer for sale, import, export, market and distribute products with respect to DNASE for all indications (collectively, the “Licensed Technology”). Pursuant to the CLS License Agreement, the Company agreed to issue to CLS 3,685,076 common shares, with a fair value of $13,814 at the date of the acquisition.

The fair value of the intangible asset was recognized as $13,814, being the fair value of the shares issued on acquisition, and the net carrying amount as at December 31, 2015 was $12,797 under IFRS. As a result, of conforming to U.S GAAP, the Company wrote off the December 31, 2015 carrying amount of $12,797 pursuant to ASC 730 and reversed previously recognized amortization expense of $1,017 for the total acquisition fair value of $13,814 as a R&D expense at the date of acquisition, net of the translation impact on the statement of comprehensive loss.

b)	Accounting for the residual amount in reverse acquisition

On July 9, 2015, as a result of the reverse takeover transaction, under IFRS, the Company recognized a listing expense of $1,353, which reflects the difference between the fair value of the Company’s common shares deemed to have been issued to Levon Resources, Ltd’s (“Levon”) shareholders and Levon’s net assets acquired. According to US GAAP, this difference should be treated as a capital reduction. As a result, the Company recognized a reduction from common stock and additional paid-in capital in the amount $1,353 with a corresponding decrease in net loss during the nine months ended September 30,2015.

c)	Liability for severance pay

Under IFRS, the Company measured its obligation for severance pay using the ‘projected unit credit method which is an actuarial based method. Under US GAAP, the Company measures this obligation as the amount payable at each balance-sheet date. In accordance with IFRS, the obligation was previously shown on a net basis whereas under US GAAP the amount is now shown on a gross basis. As a result, the Company recognized an increase in other long term assets and liabilities for severance pay in the amount of $290.

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, have evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of the end of the period covered by this Quarterly MD&A. Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the Securities and Exchange Commission. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Based on this evaluation, management concluded that our disclosure controls and procedures were effective as of September 30, 2016.

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Changes to the Company’s Internal Control Over Financial Reporting

In connection with the acquisition of VBI DE, in May 2016, we began implementing standards and procedures at VBI DE, including establishing controls over accounting systems and establishing controls over the preparation of financial statements in accordance with US GAAP to ensure that we have in place appropriate internal control over financial reporting at VBI DE. We are currently conducting interim testing of the controls and expect to review interim results in late November. Additional testing is expected to be completed in January with a final report and conclusions in early March 2017. We are continuing to integrate the acquired operations of VBI DE into our overall internal control over financial reporting process.

The changes to the Company’s internal control over financial reporting that occurred since the Merger closing have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting and will require additional financial and human resources.

Approval

The Audit Committee of the Company has approved the disclosure contained in this MD&A.

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